Exhibit (a)(5)(C)

Approved, SCAO	Original - Court 1st copy - Defendant
STATE OF MICHIGAN JUDICIAL DISTRICT SIXTH JUDICIAL CIRCUIT COUNTY PROBATE	SUMMONS AND COMPLAINT
Court address 1200 N. Telegraph Rd, Pontiac, MI 48341		Court telephone no. (284) 858-0582

Plaintiffs name(s), addresses), and telephone no(s). STANLEY MANNE, individually, and on behalf of all others similarly situated	V

Defendant’s name(s), address(es), and telephone no(s).

SOMANETICS CORPORATION, BRUCE J. BARRETT

JAMES I. AUSMAN, DANIEL S. FOLLIS,

JOHN P. JUMPER, RICHARD R. SORENSEN,

UNITED STATES SURICICAL CORPORATION,

COVIDIEN PLC and COVIDIEN DE CORPORATION

Plaintiffs attorney, bar no., address, and telephone no.
Stephen F. Wasinger (P25963) STEPHEN F. WASINGER PLC 26862 Woodward Ave., Ste 202 Royal Oak, MI 48067 (248) 544-1500

SUMMONS	NOTICE TO THE DEFENDANT: In the name of the people of the State of Michigan you are notified:
1.	You are being sued.
2.	YOU HAVE 21 DAYS after receiving this summons to file a written answer with the court and serve a copy on the other party or take other lawful action with the court (28 days if you were served by mail or you were served outside this state). (MCR2.111[C])
3.	If you do not answer or take other action within the time allowed, judgment may be entered against you for the relief demanded in the complaint.

Issued JUN 30 2010	This summons expires SEP 29 2010	Court clerk RUTH JOHNSON

* This summons is invalid unless served on or before its expiration date.

This document must be sealed by the seal of the court.

COMPLAINT	Instruction: The following is information that is required to be in the caption of every complaint and is to be completed by the plaintiff. Actual allegations and the claim for relief must be stated on additional complaint pages and attached to this form.
Family Division Cases
☐	There is no other pending or resolved action within the jurisdiction of the family division of circuit court involving the family or family members of the parties.
☐	An action within the jurisdiction of the family division of the circuit court involving the family or family members of the parties has been previously filed in Court.

The action             ☐ remains             ☐ is no longer             pending.     The docket number and the judge assigned to the action are:

Docket no.	Judge	Bar no.

General Civil Cases

☒	There is no other pending or resolved civil action arising out of the same transaction or occurrence as alleged in the complaint.
☐	A civil action between these parties or other parties arising out of the transaction or occurrence alleged in the complaint has been previously filed in Court.

The action             ☐ remains             ☐ is no longer             pending.     The docket number and the judge assigned to the action are:

Docket no.	Judge	Bar no.

VENUE

Plaintiff(s) residence (include city, township, or village) Oakland County, Michigan	Defendant(s) residence (include city, township, or village) Oakland County, Michigan
Place where action arose or business conducted Oakland County, Michigan

06/29/2010
Date	Signature of attorney/plaintiff

If you require special accommodations to use the court because of a disability or if you require a foreign language interpreter to help you fully participate in court proceedings, please contact the court immediately to make arrangements.

MC 01 (3/08) SUMMONS AND COMPLAINT MCR 2.102(B)(11), MCR 2.104, MCR 2.105, MCR 2.107, MCR 2.113(C)(2)(a), (b), MCR 3.206(A)

SUMMONS AND COMPLAINT
PROOF OF SERVICE	Case No. 10- -CZ

TO PROCESS SERVER: You are to serve the summons and complaint not later than 91 days from the date of filing or the date of expiration on the order for second summons. You must make and file your return with the court clerk. If you are unable to complete service you must return this original and all copies to the court clerk.

CERTIFICATE /AFFIDAVIT OF SERVICE / NONSERVICE

☐ OFFICER CERTIFICATE	OR	☐ AFFIDAVIT OF PROCESS SERVER
I certify that I am a sheriff, deputy sheriff, bailiff, appointed court officer, or attorney for a party (MCR 2.104[A][2]), and that: (notarization not required)		Being first duly sworn, I state that I am a legally competent adult who is not a party or an officer of a corporate party, and that: (notarization required)

☐ I served personally a copy of the summons and complaint,

☐ I served by registered or certified mail (copy of return receipt attached) a copy of the summons and complaint,

togetherwith

   List all documents served with the Summons and Complaint

    _____________________________________________________________________________________________________

                                                                                                                                                                                         on the defendant(s):

Defendant’s name	Complete address(es) of service	Day, date, time

☐	I have personally attempted to serve the summons and complaint, together with any attachments, on the following defendant(s) and have been unable to complete service.

Defendant’s name	Complete address(es) of service	Day, date, time

I declare that the statements above are true to the best of my information, knowledge, and belief.

Service fee $	Miles traveled	Mileage fee $	Total fee $	Signature
Name (type or print)

Title

Subscribed and sworn to before me on                                                       ,                                                                   County, Michigan.

                                                                      Date

My commission expires:                                                       Signature:

                                             Date                                                             Deputy court clerk/Notary public

Notary public, State of Michigan, County of

ACKNOWLEDGMENT OF SERVICE

I acknowledge that I have received service of the summons and complaint, together with

                                                                                                                                                 Attachments

                                                                                   on

                                                                                        Day, date, time

                                                                                       on behalf of                                                                                                               .

Signature

STATE OF MICHIGAN

IN THE OAKLAND COUNTY CIRCUIT COURT

STANLEY MANNE, Individually, And on Behalf of All Others Similarly Situated,	) )	Case No. __________
	)	Judge _______________
Plaintiff,	)
vs.	) )	CLASS ACTION
SOMANETICS CORPORATION, BRUCE J. BARRETT, JAMES I. AUSMAN, DANIEL S. FOLLIS, JOHN P. JUMPER, RICHARD R. SORENSEN, UNITED STATES SURGICAL CORPORATION, COVIDIEN plc, and COVIDIEN DE CORPORATION,	) ) ) ) ) ) )
) ) )
Defendants.

CLASS ACTION COMPLAINT

There is no other pending or resolved civil action arising out of the transaction or occurrence alleged in the complaint.

Plaintiff Stanley Manne (the “Plaintiff”), by his attorneys, alleges upon information and belief except as to what is alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of the holders of Somanetics Corporation (“Somanetics” or the “Company”) common stock against all directors of Somanetics who have breached their fiduciary duties to the Company and its shareholders arising out of their attempts to complete a squeeze-out of Somanetics’ public shareholders via a tender offer by Covidien DE Corporation, a Delaware corporation and a wholly owned subsidiary of United States Surgical Corporation (“USSC”), and a wholly owned indirect subsidiary of Covidien plc (collectively “Covidien”) (the “Offer”).

2. Specifically, on June 16, 2006, Covidien and Somanetics announced that they had signed a definitive merger agreement (the “Merger Agreement”) under which Covidien will acquire all of the outstanding shares of Somanetics for $25.00 per share in cash, for a total of $250 million, net of cash acquired (the “Merger”).

3. The consideration offered, however, is unfair and grossly inadequate, because among other things, the intrinsic value of Somanetics’ common stock is materially in excess of the amount offered, given the Company’s growth and anticipated operating results, net asset value and future profitability.

4. The defendants have breached their fiduciary duties and aided and abetted the breaches in negotiating and/or agreeing to the Offer. Instead of maximizing shareholder value under the terms of the Merger Agreement, certain defendants were assuring themselves future profits and employment. Additionally, the defendants further breached their fiduciary duties, or aided and abetted the breaches, by failing to adequately disclose all material information concerning the Offer. Without this information, shareholders cannot make a fully informed decision on whether to tender their shares concerning Offer.

5. Plaintiff seeks to enjoin the close of the Offer, or, alternatively, rescind the Offer in the event it is consummated. The Offer is the product of a hopelessly flawed process that was designed to subvert the interests of Plaintiff and the other public stockholders of Somanetics.

JURISDICTION AND VENUE

6. This Court has jurisdiction over each of the defendants pursuant to Mich. Comp. Laws Ann. § 600.1621 because they conduct business in, reside in and/or are citizens of Michigan. Defendant Somanetics is a citizen of Michigan as it has its principal place of business located at 2600 Troy Center Drive, Troy, MI 48084.

7. Venue is proper in this County pursuant to Mich. Comp. Laws Ann. § 600.605 because defendants’ wrongful acts arose in and emanated from this County. The acts, practices and transactions pleaded herein occurred and were affected to a major extent within this County.

PARTIES

8. Plaintiff Stanley Manne individually owns common stock of Somanetics, and has owned such shares continuously since prior to the wrongs complained of herein.

9. Defendant Somanetics is a Michigan corporation formed in 1982 with its principal place of business located at 2600 Troy Center Drive, Troy, MI 48084. Somanetics is publicly traded on the NASDAQ under the symbol “SMTS.”

10. Defendant Bruce J. Barrett (“Barrett”) has been the President and Chief Executive Officer and a director of the Company since June 1994. Barrett is party to an employment agreement with the Company that requires he be elected to his current offices.

11. Defendant James I. Ausman (“Ausman”) has been a director of the Company since June 1994.

12. Defendant Daniel S. Follis (“Follis”) has been a director of the Company since April 1989.

13. Defendant John P. Jumper (“Jumper”) has been a director of the Company since June 2007.

14. Defendant Richard R. Sorensen (“Sorensen”) has been a director of the Company since June 2006.

15. Defendants Barrett, Ausman, Follis, Jumper, and Sorenson are collectively referred to hereinafter as the “Board” or the “Individual Defendants.”

16. Defendant Covidien is an Irish, publicly held, global healthcare company focused on the development, manufacture and sale of healthcare products for use in clinical and home settings. Covidien operates its businesses through three segments: Medical Devices, Pharmaceuticals and Medical Supplies. Covidien’s principal place of business and principal office is located at 20 Lower Hatch Street, Dublin 2, Ireland.

17. Defendant Covidien DE Corp., a Delaware corporation, is a direct wholly owned subsidiary of USSC and does not conduct any business other than in respect to the Proposed Buyout of all outstanding capital shares of Somanetics. Purchaser’s principal place of business and principal office is 15 Hampshire Street, Mansfield, Massachusetts 02048.

18. Defendant USSC is a Delaware corporation. USSC’s principal place of business and principal office is located at 150 Glover Ave., Norwalk, Connecticut 06856

19. Defendants Covidien and Covidien DE Corp. are sometimes collectively referred to herein as “Covidien.” And all defendants are sometimes collectively referred to herein as “defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

20. In any situation where the directors of a publicly traded corporation are confronted with a transaction that will result in either: (i) a change in corporate control; or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

21. In accordance with their duties of loyalty and good faith, Defendants, as directors and/or officers of Somanetics, are obligated to:

(a) objectively evaluate any reasonable proposed acquisition, to determine of it is in the bests interests of Somanetics and its shareholders; and,

(b) remove themselves from any decision making process if they have conflicts of interest that could impair their ability to make an objective decision.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Somanetics stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. As of June 16, 2010, there were 11,953,384 Company shares outstanding. The holders of these shares are believed to be geographically dispersed throughout the United States.

25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Offer;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Offer;

(c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Somanetics;

(d) whether the Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(e) whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

26. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

29. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.	Company Background

31. Somanetics develops, manufactures and markets the INVOS System, a non-invasive patient monitoring system that provides accurate, real-time blood oxygen measurements in the brain and elsewhere in the body in tissues beneath the sensor in patients greater than 2.5 kilograms, and continuously measures changes in blood oxygen levels for individuals of any weight. The INVOS System is the only commercially-available cerebral/somatic oximeter in the marketplace proven to improve outcomes.

32. The INVOS System consists of a portable monitoring system, including proprietary technology, which is used with multiple single-use disposable sensors, called

SomaSensors or OxyAlert sensors. The INVOS System has U.S. Food and Drug Administration (“FDA”) clearance in the United States for use on adults, children, infants and neonates. Somanetics targets the sale of the INVOS System for use in surgical procedures and other critical care situations with a high risk of oxygen imbalances. Somanetics focuses its marketing efforts primarily on adult and pediatric cardiac surgeries and carotid artery surgeries.

33. In 2009, the Company received a new 510(k) clearance from the U.S. Food and Drug Administration (“FDA”) to expand the labeling for the INVOS Cerebral/Somatic Oximeter. The new labeling allows a claim of improved patient outcomes after surgery when the INVOS System is used to manage therapies in patients above 2.5 kilograms at risk for reduced or absent blood flow. The INVOS System’s indications for use now reflect its ability to generate accurate real-time measurements of blood oxygen saturation in this same patient population, as well as its previous clearance as a trend monitor in any individual.

34. Somanetics®, INVOS®, SomaSensor®, Window to the Brain®, Reflecting the Color of Life®, Enlightening Medicine®, OxyAlert®, OxyAlert NIRSensor®, and iCuro® are the Company’s United States registered trademarks.

35. Unlike some existing monitoring methods, the INVOS System functions even when the patient is unconscious, lacks a strong peripheral pulse or has suppressed neural activity.

36. Somanetics sells its INVOS System and Vital Sync System through a direct sales team in the United States, consisting of salespersons and clinical specialists, the size of which has increased from 53 persons at the end of fiscal 2007 to 63 persons at the end of fiscal 2009, and an independent sales representative firm. Outside the United States, Somanetics maintains distribution agreements for this sales function with independent distributors for the INVOS

System, including defendant Covidien in Europe, Canada, the Middle East and South Africa, and Edwards Lifesciences Ltd. in Japan.

37. Somanetics’ net revenues increased from $38.6 million for the fiscal year ended November 2007 to $50.0 million in fiscal 2009, representing a compounded annual growth rate of 13.8%. As a percentage of net revenues, the Company’s gross margin remained steady from 88% in fiscal 2007 to 87% in fiscal 2009.

38. According to the Company’s 2009 Annual Report received by the United States Securities and Exchange Commission (“SEC”) on March 8, 2010, Somanetics delivered another year of record revenue during 2009 despite a challenging economic environment. Even in the face of hospital restrictions on spending, the Company nonetheless realized solid growth in key indicators of customer demand and made important strategic progress toward future developments.

39. The Company ended the year with cash, marketable securities and long-term investments of approximately $80 million, and, most importantly, no debt. Fiscal year 2009 net revenues increased five percent to $50.0 million from $47.5 million in 2008.

40. The Company’s outlook for 2010 and beyond remains bright. The Company made significant progress positioning the business for the future by executing the Company’s strategy to develop its target markets for the INVOS System and advancing its technological and competitive position. The Company anticipates that 2010 will be a year of continued growth for Somanetics and its technology.

41. The Company maintains a strong balance sheet, positive cash flow and additional business potential from existing and new opportunities. The Company invests in sales, marketing and medical education to develop its target markets (adult cardiac surgery, pediatric and neonatal ICU markets) and continues to make substantial investments in research and development to capitalize on a number of opportunities to expand the applications for the Company’s technology, develop the integrated INVOS and Vital Sync System for launch in mid- 2011 and to develop the technologies the Company licensed during 2009.

42. The Company has experienced tremendous growth in recent years. The Company’s net revenues increased $2,558,117, or 5%, from $47,455,617 in the fiscal year ended November 30, 2008 to $50,013,734 in the fiscal year ended November 30, 2009. The increase in net revenues is primarily attributable to: (i) an increase in U.S. sales of $2,124,351, or 6%, from $38,035,145 in fiscal 2008 to $40,159,496 in fiscal 2009; and (ii) an increase in international sales of $433,766, or 5%, from $9,420,472 in fiscal 2008 to $9,854,238 in fiscal 2009. Previously, the Company’s net revenues increased $8,869,785, or 23%, from $38,585,832 in the fiscal year ended November 30, 2007 to $47,455,617 in the fiscal year ended November 30, 2008. Additionally, foreign net revenues for the fiscal year ended November 30, 2009 were $9,854,238, for the fiscal year ended November 30, 2008 were $9,420,472, and for the fiscal year ended November 30, 2007 were $7,024,902.

43. On June 21, 2010, Somanetics reported its second quarter 2010 results – which were in line with the continued growth of the Company. Net revenues of $13.9 million for the second quarter ended May 31, 2010, a 17% increase from $11.8 million in the same period of 2009. For the six months ended May 31, 2010, net revenues increased 18% to $27.0 million from $23.0 million in the same period last year. U.S. net revenues increased 15% to $10.7 million in the second quarter of 2010 from $9.3 million in the same period last year. International net revenues increased 28% to $3.2 million from $2.5 million. For this six-month period, U.S. and international revenues increased 17% and 20%, respectively, to $21.1 million and $5.9 million from $18.1 million and $4.9 million. Second-quarter income before income taxes was $2.4 million, compared with $2.9 million for the second quarter of 2009. Net income was $1.5 million, or $0.12 per diluted share, compared with net income of $1.8 million, or $0.14 per diluted share, in the second quarter of 2009.

44. For the six-month period ended May 31, 2010, income before income taxes improved to $5.5 million from $5.0 million for the same period last year. Net income increased 15% to $3.6 million from $3.1 million for the comparable period in 2009. Gross margin was 88% in the second quarter, compared with 86% in the second quarter of 2009. For the six months ended May 31, 2010, gross margin was 87%, compared with 86% in the same period of 2009. Cash, marketable securities and long-term investments as of May 31, 2010 totaled $80.1 million, with no borrowings.

B.	Relationship With Covidien

45. Covidien has been the Company’s largest customer in the past, representing 13%, 14% and 13% of the Company’s net revenues for fiscal years 2009, 2008 and 2007, respectively.

46. Somanetics has publicly acknowledged that it is dependent on its sales to Covidien, and that loss of Covidien as a customer would have an adverse effect on the Company’s business, financial condition and results of operations in the near-term, until such time as they could be replaced as the Company’s distributor in the respective market.

47. In 2009, the Company extended their long-standing exclusive distribution agreement with Covidien to distribute the Company’s products in Europe, the Middle East, South Africa and Canada for three years, with an optional two-year extension. Somanetics also has hired additional direct salespersons and clinical specialists in Europe to support Covidien.

48. Somanetics has also entered into distribution agreements (“Distribution Agreements”) with Nellcor Puritan Bennett Export, Inc., a wholly owned subsidiary of Mallinckrodt, Inc., an indirect wholly owned subsidiary of Covidien, and together with Tyco Healthcare Group Canada, Inc., is an indirect wholly-owned subsidiary of Covidien for the INVOS System in Europe, the Middle East, South Africa and Canada.

C.	Director and Officer Indemnification and Insurance

49. The Company’s Charter currently eliminates director liability to the maximum extent permitted by Michigan law.

50. In addition, the Company has obtained directors’ and officers’ liability insurance. The policy provides for $10,000,000 in coverage including prior acts dating to the Company’s inception and liabilities under the Securities Act of 1933.

D.	Pre-Offer Negotiations and Background

51. In October 2007, the Company and Covidien began discussions regarding a potential combination transaction with the Company, in connection with which they signed a confidentiality agreement in late October, 2007. At that time, the Company retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its Mergers and Acquisitions (“M&A”) counsel for the potential transaction in November, 2007, and Citigroup Global Markets Inc. (“Citigroup”) as its financial adviser for the potential transaction on December 17, 2007.

52. The Company, Covidien and their respective representatives continued to have discussions regarding a potential transaction until February 19, 2008 when Covidien informed Mr. Barrett that it did not intend to proceed with further discussions regarding a potential transaction. The Company, Covidien and their respective representatives re-engaged in limited discussions from August 2008 through October 2008 regarding a possible transaction. However; the parties were unable to agree upon mutually acceptable terms for such a transaction.

53. On February 24, 2010, Mr. Peter Wehrly, the President of Respiratory & Monitoring Solutions at Covidien, visited Mr. Barrett. Mr. Wehrly indicated that Covidien was interested in renewing discussions regarding a potential transaction with the Company.

54. On February 25, 2010, Mr. Barrett discussed the approach from Covidien with Messrs. Adam Berger, Managing Director and Head of Mergers and Acquisitions, and Mr. Jed Cohen, Managing Director of Investment Banking, of Leerink Swann LLC (“Leerink”).

55. On February 26, 2010, Mr. Dennis Crowley, Vice President of Corporate Development at Covidien, called Mr. Barrett to offer $22.00 per share to acquire all the outstanding Shares of the Company.

56. On March 16, 2010, Covidien sent a draft nondisclosure agreement to the Company for execution as a condition to Covidien’s receipt of confidential information regarding the Company, which was executed later that day.

57. On April 5, 2010, representatives of Somanetics and Covidien met at Covidien’s offices in Boulder, Colorado at an all-day, in-person meeting.

58. On April 13, 2010, Covidien advised Somanetics that it would be delivering a revised proposal to acquire all of the outstanding shares of the Company for a price of $24.00 cash per Share.

59. On April 14, 2010, Somanetics advised Covidien that the Company’s value was higher than Covidien’s proposed offer price of $24.00 per share. Nonetheless, on April 15, 2010, Covidien delivered to Leerink and Mr. Barrett a letter confirming the $24.00 offer price per share.

60. On or around April 20, 2010, the Company was approached by a corporation in the healthcare industry (“Company A”) to learn more about the Company’s business; on May 4, 2010, Somanetics and Company A entered into a preliminary confidentiality agreement.

61. On April 20-21, 2010, at a regularly scheduled meeting of the Board, the Individual Defendants unanimously authorized the Company’s management to engage in further discussions (including with respect to price) with Covidien in connection with a potential transaction.

62. On April 22, 2010, defendant Barrett contacted representatives of Covidien to discuss a potential transaction in the range of $27.00-28.00 per share.

63. On April 27, 2010, Covidien indicated that it was willing to increase its offer price to $25.00 per share. Later that same day, representatives of Somanetics indicated that the Company Board might be willing to approve a transaction at a price of $26.00 to $26.50 per Share.

64. On April 29, 2010, however, Covidien advised the Company that it was not willing to increase its offer price above $25.00 per share.

65. On May 5, 2010, Somanetics and Leerink met with Company A during which meeting Messrs. Barrett and Iacona made a presentation to Company A about the Company’s business.

66. On May 13, 2010, Mr. Barrett contacted Covidien’s Chairman, President and CEO, Richard Meelia, to request an increase in Covidien’s offer price to $26.00 per share. However, Covidien responded that it was not willing to increase its $25.00 per share offer.

67. On May 13-14, 2010, Mr. Barrett informed Leerink of the discussions with Mr. Meelia, following which Mr. Barrett and Leerink concluded that they had exhausted their ability to bargain for a higher offer price, following which Leerink contacted Covidien and informed them that the Company was willing to pursue a transaction at $25.00 per share, subject to the approval by the Company Board.

68. In light of the progress of the Covidien discussions and the Company Board request that Leerink contact additional potential buyers, Company management, with Leerink developed a list of other potential buyers to approach, but determined not to contact companies which Leerink had had recent discussions and which had indicated they were not interested in pursuing a potential transaction with the Company. Thereafter, on May 17, 2010, Leerink contacted Companies B, C and D, which Leerink believed to be the most likely companies to have an interest in the Company to see if they were interested in pursuing a possible transaction with the Company. Companies B and C expressed no interest but Company D, a large corporation operating in the healthcare industry, expressed an interest in learning more about the Company.

69. On May 17, 2010, Covidien began confirmatory due diligence. It was only on May 17, 2010, that Somanetics began discussions with Latham & Watkins LLP (“Latham”) with respect to its retention as the Company’s M&A counsel in connection with a proposed transaction with Covidien, which retention was ultimately finalized just two days later on May 19, 2010.

70. On or around May 17, 2010, Somanetics provided additional information to Covidien in response to a due diligence request list by giving Covidien representatives access to an electronic data room, in which the Company posted extensive amounts of information and also by arranging various due diligence calls and meetings between Covidien representatives and members of the Company’s management team.

71. On or around May 18, 2010, Company A informed Leerink that it was not interested in pursuing a transaction with the Company.

72. On May 21, 2010, the Company entered into a preliminary confidentiality agreement with Company D, and Company D was given access to financial information in the data room on May 24, 2010.

73. On May 27, 2010, representatives of Goodwin Procter LLP (“Goodwin”), legal advisor to Covidien, delivered an initial draft of the Merger Agreement and a draft tender and voting agreement to representatives of Latham. Also on this day, the Company formalized its arrangement with Leerink by executing an engagement letter with Leerink setting forth the terms of its financial advisory engagement with the Company for the proposed sale of the Company.

74. On May 28, 2010, Messrs. Barrett and Iacona provided Company D a management presentation. Following the presentation, Company D expressed continued interest in doing more due diligence but stated it could not make any proposal before its scheduled July 12, 2010 board meeting.

75. On June 7, 2010, the Board held a meeting to discuss the status of the proposed transaction with Covidien and discussions with possible additional bidders. Defendant Barrett informed the Company Board that Company A had terminated acquisition discussions with the Company but that Company D continued to show some interest in conducting due diligence on the Company.

76. On June 10, 2010, acting at the instruction of the Company, Leerink requested Company D provide it with an idea of the value it was considering for a possible acquisition of the Company. Company D stated that, assuming its due diligence review was satisfactory, it believed that it could pay a 25-30% premium to the Company’s then-current share price, which implied a possible purchase price in the $22.00 to $23.00 per share range. Leerink indicated to Company D that the contemplated range was below an acquisition proposal then being negotiated and Company D responded by stating that under those circumstances it would not pursue additional due diligence or execute an amended and restated confidentiality agreement that had been agreed to earlier that week.

77. On June 13, 2010, the Board held a meeting to discuss the proposed transaction with Covidien and unanimously approved the $25.00 per share price, determined that the Offer and the Merger are in the best interests of the Company and its shareholders and declared the Merger Agreement advisable, approved the Merger Agreement, the Offer. In addition, the Company’s compensation committee approved certain employee benefit matters.

78. On June 25, 2010, USSC commenced the Offer.

E.	The Offer

79. Despite Somanetics’ incredibly strong position in the market, the Company announced on June 16, 2010 that it had entered into the Merger Agreement.

80. The Company reported in its June 16, 2010 Form 8-K filed with the SEC that USSC, pursuant to the Merger Agreement and upon the terms and subject to the conditions thereof, Covidien will, and USSC will cause Covidien to, commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares, par value $0.01 per share, of the Company, at a purchase price of $25.00 for each share.

81. The acquisition, which will take the form of an all-cash tender offer by a wholly- owned subsidiary of Covidien, followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by July 31, 2010. Once the transaction has been completed, Covidien will report the Somanetics business as part of its Oximetry and Monitoring product line in the Medical Devices business segment.

82. “The acquisition of Somanetics will allow Covidien to broaden our product offerings and add another market-leading monitoring technology to its portfolio,” said Pete Wehrly, President, Respiratory & Monitoring Solutions for Covidien. “The Somanetics product line, which we currently distribute in Europe, will expand our presence in the operating room. The acquisition will help us achieve our mission of enhancing the quality of life and improving patient outcomes.”

83. According to the Schedule 13D filed jointly by Somanetics, Covidien and USSC on June 16, 2010, the total amount of funds required to purchase all outstanding Somanetics shares pursuant to the Offer and to pay related fees and expenses will be approximately $348 million. USSC or one of its affiliates will provide all funding required by Covidien in connection with the Offer from cash on hand.

84. Defendant Barrett noted with regards to the Offer:

“We are excited about joining Covidien and enabling Somanetics’ shareholders to realize enhanced value for their investments. We have enjoyed a strong, longstanding relationship with Covidien as the exclusive European distribution partner of our INVOS System. Our proprietary technology ideally complements Covidien’s portfolio of respiratory and monitoring products.”

a.	The Tender and Voting Agreement

85. As an inducement to enter into the Merger Agreement, and in consideration thereof, USSC and Covidien entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”) with defendant Barrett. Pursuant to the Tender and Voting Agreement, defendant Barrett will tender his Somanetics shares to Covidien. He may only withdraw from the Tender and Voting Agreement if the Merger Agreement and Tender Offer are terminated

86. As of June 16, 2010, the Tender and Voting Agreement covered 124,691 Somanetics shares, 62,800 restricted Somanetics shares subject to vesting and securities convertible into or exercisable for 553,919 Somanetics shares, totaling approximately 5.9% of the Company’s shares then outstanding on a fully diluted basis (assuming exercise or conversion of all derivative securities into shares held by the defendant Barrett).

87. Pursuant to the Tender and Voting Agreement, defendant Barrett has granted USSC, until the earlier of:

(i) the effective time of the Merger, (ii) December 15, 2010, provided that such date may be extended to March 15, 2011 by either USSC or Somanetics in the event that all conditions to the Merger have been satisfied other than the Minimum Condition (as defined below) and the receipt of approvals or clearance under, or the expiration or termination of any waiting periods under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any provision under comparable applicable laws of foreign jurisdictions, (iii) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the Offer Price, and (iv) the termination of the Merger Agreement (the “Termination Date”), a limited irrevocable proxy to vote all Securities (as defined below) for the Shareholder and in Shareholder’s name, place and stead. Such proxy may be exercised at any annual or special meeting or action of the shareholders of Somanetics, as applicable, or at any adjournment thereof or pursuant to any consent of the shareholders of Somanetics, in lieu of a meeting or otherwise, whether before or after the Acceptance Time, for the adoption and approval of the Merger Agreement. “Securities,” as used above, means (i) Shares, (ii) all securities exchangeable, exercisable for or convertible into Shares, and (iii) any securities issued or exchanged with respect to such Shares, and upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of Somanetics or upon any other change in Somanetics’ capital structure, in each case whether now owned or hereafter acquired by the Shareholder.

88. Defendant Barrett also granted to USSC an irrevocable option (the “Option”) to purchase all of his right, title and interest in and to any shares he owns or for which he has sole dispositive power and any shares acquired by him after the commencement of the Offer, other than unexercised Company stock options and restricted shares subject to vesting, at a price per share equal to the Offer Price. USSC may exercise the Option in whole, but not in part, if, but only if, (i) Covidien acquires shares pursuant to the Offer and (ii) defendant Barrett fails to tender into the Offer any shares (other than his Non-Tender Securities) or withdraws the tender of any shares (other than his Non-Tender Securities) into the Offer. USSC may exercise the Option at any time within the 60 days following the date when such Option first becomes exercisable.

89. As a result of entering into the Tender and Voting Agreement, Covidien and USSC will possess beneficial ownership of an aggregate of 741,410 shares, representing approximately 5.9% of the shares then outstanding on a fully diluted basis (assuming exercise or conversion into shares of all derivative securities held by defendant Barrett).

b.	The Top-Up Option

90. Pursuant to the Merger Agreement, Somanetics has granted Covidien an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued shares equal to the lowest number of shares that, when added to the number of shares directly or indirectly owned by Covidien or USSC at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the shares outstanding immediately after the issuance of the Top-Up shares (determined on a “fully diluted basis” which, for purposes of such calculation, includes all restricted Somanetics shares subject to vesting and all shares that Somanetics may be required to issue pursuant to options that are outstanding at that date, regardless of the exercise price, the vesting schedule or other terms and conditions thereof). However, the Top-Up Option will not be exercisable for a number of shares in excess of the shares authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised unless, following the time Covidien accepts the shares in the Offer or after a subsequent offering period, 80% or more of the shares will be directly or indirectly owned by Covidien or USSC. Covidien may exercise the Top-Up Option once at any time following Covidien’s first acceptance of shares for payment pursuant to the Offer.

c.	The Board of Directors Provisions

91. Pursuant to the Merger Agreement, USSC shall be entitled to designate such number of directors on the Somanetics board of directors as will give USSC, subject to compliance with Section 14(f) of the Exchange Act of 1934, as amended, representation on the Somanetics board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on the Somanetics board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that (I) such number of shares so accepted for payment and paid for by Covidien plus the number of shares otherwise owned by USSC, Covidien or any other subsidiary of USSC bears to (II) the number of such shares outstanding, and Somanetics shall, at such time, cause USSC’s designees to be so elected.

92. Additionally, after the Merger is consummated, Somanetics and USSC shall use commercially reasonable best efforts, as permitted by applicable laws and the rules of NASDAQ Global Select Market, upon USSC’s request, to also cause persons elected or designated by USSC to constitute the same percentage (rounded up to the next whole number) as is on the Somanetics board of directors of (i) each committee of the Somanetics board of directors, (ii) each board of directors (or similar body) of each of Somanetics’ subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the shares are listed.

93. In connection with the foregoing board of directors agreement, Somanetics shall promptly, at Covidien’s option, either increase the size of the Somanetics board of directors or obtain the resignation of such number of its current directors, or both, as is necessary to enable USSC’s designees to be elected or appointed to the Somanetics board of directors as provided above.

94. Currently, the Company’s directors serve staggered three-year terms, and directors may be removed only for cause by a vote of the holders of a majority of the shares entitled to vote at an election of directors. The Company’s Restated Articles of Incorporation also set the minimum number of directors constituting the entire board at three and the maximum at fifteen, and they require approval of holders of 90% of the Company’s voting shares to amend these provisions. The Company’s bylaws contain procedures, including notice requirements, for nominating persons for election to the Company’s board of directors.

95. As part of the terms of the Merger Agreement, prior to consummation of the Merger, Somanetics will cause its directors, other than the designees of Covidien or USSC (pursuant to the above mentioned board of directors agreement), to execute and deliver a letter effectuating his resignation as a director of Somanetics upon the effective time of the Merger.

96. Also, section 6.10(b) of the Merger Agreement states if USSC’s designees to the new board of directors constitute a majority of the board before consummation of the Merger, then the affirmative vote of a majority of the Independent Directors (or if only one (1) exists, then the vote of such Independent Director) shall be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company’s rights, benefits or remedies hereunder, if such action would materially and adversely affect holders of USSC or Covidien, (iii) amend the certificate of incorporation or bylaws of the Company, or (iv) take any other action of the board of directors under or in connection with the Merger Agreement or the Offer; provided, however, that if there shall be no Independent Directors as a result of such persons’ deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the entire board of directors.

d.	Company Stock Plans

97. Upon consummation of the Merger, each outstanding stock option, stock equivalent right or right to acquire shares (each a “Company Option” and collectively, the “Company Options”) granted under the Company’s 1991 Incentive Stock Option Plan, 1997 Stock Option Plan or 2005 Stock Incentive Plan (the “Company Stock Plans”) or granted outside of a plan, without regard to the extent then vested and exercisable, shall be cancelled and, in consideration of such cancellation, USSC shall, or shall cause the Surviving Corporation to, promptly following the Effective Time, pay to such holders of Company Options, an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Company Option and (y) the number of unexercised Shares subject thereto (such payment, if any, to be net of applicable withheld taxes).

98. Upon consummation of the Merger, restrictions on each restricted stock award (each a “Company Restricted Share” and collectively, the “Company Restricted Shares”) granted under any Company Stock Plan, which are outstanding, will lapse and be converted into the right to receive the Offer Price, without interest and subject to applicable taxes.

99. As of June 16, 2010, the directors and executive officers of the Company beneficially owned, in the aggregate, 208,652 Shares, excluding any shares issuable upon exercise of stock options and restricted shares held by such individuals. If the directors and executive officers tender all of these shares pursuant to the Offer, the directors and officers (and their affiliated trusts) will receive an aggregate of $5,216,300 in cash, without interest, less any required withholding taxes.

100. The following table sets forth, as of June 16, 2010, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding shares if such individual were to tender pursuant to the Offer:

Name	Shares	Consideration Payable in Respect of Shares
Bruce J. Barrett	124,6	$3,117,27
	91	5
John J. Jumper	0	$0
Dr. James J. Ausman	28,29	$707,275
	1
Richard R. Sorensen	0	$0
Daniel S. Follis	8,270	$206,750
Arik A. Anderson	1,800	$45,000
William M. lacona	14,00	$350,000
	0
Domanic J. Spadafore	12,50	$312,500
	0
Mary Ann Victor	19,10	$477,500
	0

e.	No Solicitation Clause

101. The Merger Agreement also contains a provision that Somanetics will cease and terminate all existing, discussions, negotiations and communications with any persons (other than with USSC, Covidien or any of their subsidiaries or representatives) with respect to any offer or proposal relating to any transaction or proposed transaction or series of related transactions, other than the transactions contemplated by the Merger Agreement, involving: (A) any consolidation, tender offer, business combination, merger or similar transaction involving the Company or any Company subsidiary; (B) any recapitalization, restructuring, liquidation or dissolution of the Company or any Company subsidiary, (C) any issuance by the Company individually or in the aggregate of over fifteen percent (15%) of its equity securities or (D) any sale, lease, exchange, transfer, license, acquisition or disposition of assets of the Company or its subsidiaries (including for this purpose the outstanding equity securities of the

Company’s subsidiaries) for consideration equal to fifteen percent (15%) or more of the market value of all of the outstanding shares on the last trading day prior to the date of the Merger Agreement or fifteen percent (15%) of the consolidated total assets of the Company and the Company subsidiaries (the “Acquisition Proposal”).

102. Also, the no solicitation clause of the Merger agreement states the Company shall not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of the Company’s subsidiaries to directly or indirectly (i) initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) engage in negotiations or discussions with, or provide any non-public information or data to, any person,(other than with USSC or any of its affiliates or representatives) relating to any Acquisition Proposal or grant any waiver or release under any standstill or other agreement.

103. Should the Company, even under the circumstances of the no solicitation clause, receive another proposal or offer, it must notify USCC in writing within twenty-four (24) hours, along with the name of the other person making the offer and a copy of the offer itself.

f.	Termination Fee

104. The Defendants agreed to the terms of the Merger Agreement that should USSC, Covidien or the Company terminate the Merger Agreement, the Company shall promptly pay them $10,500,000, within two (2) business days after the date of receipt of the termination notice.

g.	Executive Compensation Plan, Employee Contracts and Change-In-Control Arrangements

105. The Company has adopted an amendment to the 2010 Executive Officer Incentive Compensation Plan (the “Executive Plan”), pursuant to which the bonuses for the fiscal year ending November 30, 2010 of the executive officers, including Bruce J. Barrett, Arik A. Anderson, William M. lacona, Dominic J. Spadafore and Mary Ann Victor (the “Executive Plan Group”), shall be calculated based on (x) plus (y) minus (z) where (x) equals the actual performance results as of May 31, 2010 (including any “overachievement” payments) and (y) equals an amount determined by assuming achievement at target performance for the period from June 1, 2010 through November 30, 2010 and (z) equals all prior bonus payments during fiscal 2010. Pursuant to the terms of the Merger Agreement, this amount shall be paid at the Effective Time.

106. The following table sets forth, as of June 16, 2010, the cash consideration that each member of the Executive Plan Group would receive in accordance with the terms of the Executive Plan.

Name	Lump Sum Payment
Bruce J. Barret	$327,813
Arik A. Anderson	$130,485
William M. Iacona	$103,673
Dominic J. Spadafore	$158,164
Mary Ann Victor	$114687

107. Pursuant to an employment agreement entered into in May 1994 and amended and restated in April 2006 and June 2008, the Company employs defendant Barrett as its President and Chief Executive Officer. His employment under the agreement expires on June 17, 2012, unless earlier terminated as provided in the agreement, except that the term is automatically extended for additional one-year periods effective one year before it would otherwise expire (i.e., so that the remaining term will be two years), unless either party provides the other with notice that the term will not be extended and such notice is provided at least one year before the term would otherwise expire.

108. Mr. Barrett’s annual salary is currently $379,336.13, which may be increased, but not decreased, in the discretion of the Board. The agreement provides that the Board must establish a bonus plan in which Mr. Barrett is eligible to participate for each fiscal year during the term of the agreement, and that Mr. Barrett’s target bonus (the bonus payable if targets are 100 percent met, but not necessarily the actual amount of the bonus payable under the plan) under the plan must be at least 65 percent of Mr. Barrett’s salary, which percentage is subject to increase, but not decrease by the Company Board.

109. Under the terms of the agreement, Mr. Barrett is entitled to various fringe benefits under the agreement, including insurance, vacation, other employee benefit plans and business expense reimbursement applicable to the Company’s other similar employees.

110. Upon termination of employment by the Company without cause, or by Mr. Barrett for good reason, Mr. Barrett is entitled to (1) continuation of the fringe benefits applicable to similar employees, including insurance and applicable employee benefit plans, but not vacation and business expense reimbursement, for one year (two years if termination is in connection with a Change in Control after termination, at the Company’s expense, (2) a lump sum payment within 10 business days after termination equal to (a) one year’s salary (two years if termination is in connection with a Change in Control), plus (b) the target bonus for the year in which termination occurs (two times the target bonus if termination is in connection with a Change in Control) plus an additional pro rata portion of the target bonus for the portion of the year through the date of termination (less any amounts already paid). If Mr. Barrett is a “specified employee” as defined in the deferred compensation regulations under Section 409A of the Internal Revenue Code as of the date of termination, then any portion of the above amounts payable that exceeds the maximum allowable separation pay amount under the deferred compensation regulations and that otherwise constitutes deferred compensation subject to Section 409A, is payable six months after the date of termination of employment, or, if earlier, the date of Mr. Barrett’s death.

111. Mr. Barrett has agreed not to compete until one year following termination of his employment, and not to solicit the Company’s employees until five years following termination of his employment. He has also agreed to various confidentiality and assignment of invention obligations.

112. Pursuant to an employment agreement entered into in August 2002 and amended and restated in June 2005 and June 2008, the Company employs Dominic J. Spadafore as the Company’s Senior Vice President, U.S. Sales and Marketing, or in such other position as the Company Board determines. His employment under the agreement expires upon his death, termination by the Company upon his disability or with or without cause or termination by Mr. Spadafore. Mr. Spadafore’s annual salary is currently $216,300, which may be increased, but not decreased, by the Company Board. Mr. Spadafore is also entitled to participate in bonus plans established from time to time by the Company Board. Under the terms of the agreement, Mr. Spadafore is entitled to various fringe benefits under the agreement, including insurance, vacation, other employee benefit plans and business expense reimbursement applicable to the Company’s other similar employees. The agreement provides for severance benefits equal to one year’s salary upon termination of employment without cause or for good reason 90 days before to one year after a change of control of the Company that occurs by June 17, 2011. Mr. Spadafore has agreed not to compete with the Company until one year following termination of his employment, and not to solicit the Company’s employees until five years following termination of his employment. He has also agreed to various confidentiality and assignment of invention obligations.

113. In June 2008, when Covidien and Somanetics were still engaged in discussions regarding a possible transaction, the Company entered into amended and restated Change in Control Agreements with three of the Company’s current executive officers: Arik A. Anderson, William M. Iacona and Mary Ann Victor. These agreements replace similar agreements that were expiring and provide for severance benefits equal to one year’s salary upon termination of employment without cause or for good reason 90 days before to one year after a change of control of the Company that occurs by June 17, 2011. Each of these officers has agreed not to compete with the Company until one year following termination of his or her employment, and not to solicit the Company’s employees until five years following termination of his or her employment. Each of these officers has also agreed to various confidentiality and assignment of invention obligations.

114. All options and restricted shares granted under the Company’s stock option plans that are not already 100 percent exercisable immediately, including options and restricted shares granted to Messrs. Anderson, Barrett, lacona and Spadafore and Ms. Victor, become 100 percent exercisable upon specified changes in control of the Company.

115. The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of the Company for Bruce J. Barrett, the Company’s President and Chief Executive Officer (dated with the assumption that June 25, 2010 is the date of termination of employment):

	Termination
Benefits and Payments(1)	Employment Agreement Severance(2)	Employment Agreement Change in Control Severance(3)	Employment Agreement No Severance(4)	Death	Disability	Change In Control(5)
Base Salary	$379,336	$758,672	0	$0	$0	$0
Bonus	287,775	820,949	0	0	0	0
Options (Accelerated Vesting)	0	317,592				317,592
Restricted Shares (Accelerated Vesting)	0	1,480,000	0	0	0	1,480,000
Life Insurance Proceeds	0	0	0	200,000	0	0
Disability Insurance Proceeds	0	0	0	0	2,744,300	0
Insurance Premiums (Life Health and Disability)	26,727	46,954	0	0	0	0

Total	$693,838	$3,424,167	$0	$200,000	$2,744,300	$1,797,592

116. The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of the Company for Arik A. Anderson, the Company’s Senior Vice President, R&D and Operations (dated with the assumption that June 25, 2010 is the date of termination of employment):

	Termination
Benefits and Payments(1)	CIC Agreement Severance(2)	CIC Agreement No Severance(3)	Death	Disability	Change in Control(4)
Base Salary	$178,448	$0	$0	$0	$0
Options (Accelerated Vesting)	0	0	0	0	212,868
Restricted Shares (Accelerated Vesting)	0	0	0	0	515,000
Life Insurance Proceeds	0	0	200,000	0	0
Disability Insurance Proceeds	0	0	0	2,726,500	0

Total	$178,448	$0	$200,000	$2,726,500	$727,868

117. The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of the Company for William M. lacona, the Company’s Vice President, Chief Financial Officer, Treasurer and Controller (dated with the assumption that June 25, 2010 is the date of termination of employment):

	Termination
Benefits and Payments(1)	CIC Agreement Severance(2)	CIC Agreement No Severance(3)	Death	Disability	Change in Control(4)
Base Salary	$141,779	$0	$0	$0	$0
Options (Accelerated Vesting)	0	0	0	0	158,796
Restricted Shares(Accelerated Vesting)	0	0	0	0	618,750
Life Insurance Proceeds	0	0	200,000	0	0
Disability Insurance Proceeds	0	0	0	3,351,500	0

Total	$141,779	$0	$200,000	$3,351,500	$777,546

118. The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of the Company for Dominic J. Spadafore, the Company’s Senior Vice President, U.S. Sales and Marketing (dated with the assumption that June 25, 2010 is the date of termination of employment):

	Termination
Benefits and Payments(1)	Employment Agreement Severance(2)	Employment Agreement No Severance(3)	Death	Disability	Change in Control(4)
Base Salary	$216,300	$0	$0	$0	$0
Options (Accelerated Vesting)	0	0	0	0	158,796
Restricted Shares(Accelerated Vesting)	0	0	0	0	660,000
Life Insurance Proceeds	0	0	200,000	0	0
Disability Insurance Proceeds	0	0	0	2,541,657	0

Total	$216,300	$0	$200,000	$2,541,657	$818,796

119. The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of the Company for Mary Ann

Victor, the Company’s Vice President, Chief Administrative Officer, General Counsel and Secretary (dated with the assumption that June 25, 2010 is the date of termination of employment:

	Termination
Benefits and Payments(1)	CIC Agreement Severance(2)	CIC Agreement No Severance(3)	Death	Disability	Change in Control(4)
Base Salary	$156,842	$0	$0	$0	$0
Options (Accelerated Vesting)	0	0	0	0	158,796
Restricted Shares(Accelerated Vesting)	0	0	0	0	660,000
Life Insurance Proceeds	0	0	200,000	0	0
Disability Insurance Proceeds	0	0	0	1,700,668	0

Total	$156,842	$0	$200,000	$1,700,668	$818,796

h.	Confidentiality Agreement

120. On March 16, 2010, the Company and Tyco Healthcare Group LP d/b/a Covidien, entered into a Confidentiality and Standstill Agreement (the “Confidentiality Agreement”) in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to. certain “standstill” provisions for the protection of the Company.

F.	The Materially Misleading And/Or Incomplete Registration Statement

121. On June 25, 2010, Somanetics filed on Form SC 14D-9 a proxy solicitation with the SEC (the “Proxy”).

122. The Proxy fails to provide Somanetics’ shareholders with material information and/or provides them with materially misleading information thereby rendering shareholders unable to make a fully informed decision on whether to tender their shares pursuant to the Offer. Specifically, the Proxy is deficient and should provide, inter alia, the following:

(a) The Proxy discloses that in 2009 the Company had $1.6 million in stock based compensation versus net income of $6 million and EBITDA of $10 million. Yet, the Proxy fails to disclose how this materially significant stock based compensation was factored into the Discounted Cash Flow (“DCF”) analysis prepared by Leerink or the projections;

(b) The Company’s 2009 Form 10-K on p. 65 sets forth a chart describing income tax assets for 2008 and 2009. In 2008, the Company had Net Operating Losses (“NOLs”) of $7.1 million and in 2009, $2.6 million. However, on p. 66 of the same Form 10-K, it notes that as of November 30, 2009, the Company had NOLS of $7.6 million. Accordingly, while the Proxy states that the projections take into account Somanetics’ NOLs, it fails to disclose the amount of NOLs used for calculating the projected financial information and the NOLs used by Leerink in performing its financial analysis in connection with the Offer;

(c) The Company’s balance sheet set forth on page 2 notes that Somanetics’ First Quarter Form 10-Q indicates that as of that date, the Company had $43.8 million in long term investments (non-operating assets), representing approximately one-half of the Company’s total assets. However, there is no indication in the summary set forth in the Proxy whether Leerink and the Board took this significant asset into account when preparing and considering the DCF;

(d) The Proxy fails to disclose why, on February 25, 2010, the Company’s management began discussing potential offers for the Company with Leerink without considering other advisors;

(e) The Proxy indicates on pages 13-14 that the Company decided to contact three potential bidders from a list of potential bidders, but fails to disclose how many entities were on this list and the reasons why the full universe of the list were not contacted;

(f) For both the Selected Companies and Selected Transactions analyses, Leerink chose companies with high and low growth multiples, without any indication whether Leerink considered Somanetics a high or low growth company. Moreover, the Proxy fails to disclose in these same analyses characteristics and/or criteria Leerink used to determine whether a comparable company was a high growth or low growth company:

(g) For both the Selected Companies and Selected Transactions analyses, there are ranges and medians of ranges. The Proxy fails to disclose whether any outliers were eliminated in these analyses.

(h) In the Selected Transactions Analysis, the Proxy states Leerink calculated and compared multiples of the transaction price to for the latest twelve months prior to the announcement of the transaction and forward-looking multiples for the twelve months following announcement of such transaction “to the extent such estimates were publicly available”, but fails to disclose whether any multiples were eliminated and/or how many of the selected transactions actually had forward- looking multiples;

(i) In the Premiums Paid Analysis, the Proxy fails to disclose what time period the selected 125 transactions covered.

(j) The DCF analysis does not disclose how Leerink derived the discount rates it applied.

(k) The Proxy fails to disclose how Leerink derived free cash flow for the DCF analysis.

123. If the Proposed Buyout is allowed to proceed, current shareholders will be giving up their ownership in the Company including all benefits of future improvements in operations, information exclusively within the possession of Defendants. In contrast, Defendants will immediately reap a windfall of benefits not shared by shareholders, including the immediate vesting of their stock options and other change-of-control payments in exchange for conceding to the grossly inadequate price of $25 per share.

124. The deal protection devices contained in the Merger Agreement have an anti- takeover effect by making it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise or by removing incumbent officers and directors. These provisions delay, deter and prevent other, independent tender offers or takeover attempts that a shareholder might consider in his or her best interests.

125. The proposed sale of Somanetics is the product of a flawed process and is unfair to Somanetics’ public shareholders. Instead of acting in the best interests of Somanetics’ shareholders, Defendants spent a substantial effort tailoring the Offer to meet their own needs and those of the USSC and Covidien. Plaintiff seeks to enjoin the Offer.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

126. Plaintiff repeats and realleges each allegation set forth herein.

127. The Individual Defendants have knowingly or recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, candor and independence owed to the public shareholders of Somanetics and have acted to put their personal interests ahead of the interests of Somanetics’ shareholders.

128. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Somanetics.

129. Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with Somanetics without regard to the fairness of the transaction to Somanetics’ shareholders and by failing to disclose all material information concerning the sale of Somanetics to such shareholders.

130. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required and breached their duties of loyalty, good faith, candor and independence and/or knowingly aided and abetted violations of the duties owed to the shareholders of Somanetics.

131. Because Defendants dominate and control the business and corporate affairs of Somanetics, and are in possession of private corporate information concerning Somanetics’ assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Somanetics which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

132. By reason of the foregoing acts, practices and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

133. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Merger of Somanetics which will exclude the Class from its fair share of Somanetics’ valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.

134. Defendants are engaging in self dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and knowingly or recklessly have breached and are continuing to breach their fiduciary duties to the members of the Class.

135. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed.

136. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting

Against the USSC, Covidien plc and Covidien DE Corp.

137. Plaintiff repeats and realleges each allegation set forth herein.

138. USSC, Covidien plc and Covidien DE Corp. knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. These defendants are active and necessary participants in the Individual Defendants’ plan to complete the Offer on terms that are unfair to Somanetics shareholders, as Covidien seeks to pay as little as possible under unfair terms to Plaintiff and the members of the Class – all while certain officers and/or directors are reaping personal benefits.

139. As a result of this conduct by USSC, Covidien plc and Covidien DE Corp., Plaintiff and the other members of the Class have and will be damaged by being denied the best opportunity to maximize the value of their investments in Somanetics and not having all information necessary to tender their shares.

140. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in Plaintiff’s favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants, aided and abetted by USSC, Covidien plc and Covidien DE Corp., and is therefore unlawful and unenforceable;

C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the sale of Somanetics, unless and until the Company adopts and implements a fair sales procedure or process;

D. Directing Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interest of Somanetics’ shareholders until a fair sales process is completed;

E. Rescinding, to the extent already implemented, the sale agreement or any of the terms thereof;

F. Imposition of a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

STEPHEN F. WASINGER PLC

By:
Stephen Wasinger (P-25963)

26862 Woodward, Suite 202 Royal Oak, MI 48076 248-544-7097 Fax: (248) 479-0391 sfw@sfwlaw.com Attorneys for the Plaintiff

OF COUNSEL:

HOLZER HOLZER & FISTEL LLC

COREY D. HOLZER

MICHAEL I. FISTEL, JR.

MARSHALL P. DEES

WILLIAM W. STONE

200 Ashford Center North

Suite 300

Atlanta, GA 30338

FARUQI & FARUQI, LLP

NADEEM FARUQI

VAHN ALEXANDER

JAMIE R. MOGIL

369 Lexington Avenue, 10th Fl.

New York, NY 10017

Telephone: (212) 983-9330

Facsimile: (212) 983-9331

Attorneys for the Plaintiff

DATED: June 29, 2010

KH122412.DOC